Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2026

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2026

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	June 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$231,188	$235,369
Short-term deposits	1,250,225	916,541
Trade accounts receivable	202,871	222,795
Inventories	244,356	256,855
Other current assets	57,330	78,062

Total current assets	1,985,970	1,709,622

PROPERTY AND EQUIPMENT, NET	1,649,600	1,463,056
INTANGIBLE ASSETS, NET	886	1,530
GOODWILL	7,000	7,000
OTHER LONG-TERM ASSETS, NET	127,980	141,082

TOTAL ASSETS	$3,771,436	$3,322,290

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt	$16,921	$28,112
Trade accounts payable	122,605	123,915
Deferred revenue and customers' advances	176,038	25,581
Employee related liabilities	74,398	70,299
Other current liabilities	14,249	15,840

Total current liabilities	404,211	263,747

LONG-TERM DEBT	124,775	133,406
LONG-TERM CUSTOMERS' ADVANCES	145,368	1,932
EMPLOYEE RELATED LIABILITIES	10,186	6,448
OTHER LONG-TERM LIABILITIES	15,524	12,174

TOTAL LIABILITIES	700,064	417,707

TOTAL SHAREHOLDERS' EQUITY	3,071,372	2,904,583

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,771,436	$3,322,290

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and shares in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025
REVENUE	$873,710	$730,231	$460,079	$372,061

COST OF REVENUE	624,987	577,034	322,307	292,035
GROSS PROFIT	248,723	153,197	137,772	80,026

OPERATING COSTS AND EXPENSES:
Research and development	47,099	39,590	23,569	19,418
Marketing, general and administrative	46,769	40,844	23,913	20,743
	93,868	80,434	47,482	40,161

OPERATING PROFIT	154,855	72,763	90,290	39,865

FINANCING AND OTHER INCOME, NET	25,420	24,985	15,902	14,387
PROFIT BEFORE INCOME TAX	180,275	97,748	106,192	54,252

INCOME TAX EXPENSE, NET	(22,091)	(12,439)	(15,573)	(8,660)
NET PROFIT	158,184	85,309	90,619	45,592

Net loss (income) attributable to non-controlling interest	(2,383)	1,384	150	959

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$155,801	$86,693	$90,769	$46,551

BASIC EARNINGS PER SHARE:
Earnings per share	$1.38	$0.78	$0.80	$0.42
Weighted average number of shares	112,738	111,693	112,910	111,810

DILUTED EARNINGS PER SHARE:
Earnings per share	$1.36	$0.77	$0.79	$0.41
Weighted average number of shares
used for diluted earnings per share	114,340	113,218	114,427	113,282

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
(dollars in thousands)

	Six months ended June 30,
	2026	2025
Net profit	$158,184	$85,309

Other comprehensive income, net of tax:
Foreign currency translation adjustment	(9,162)	17,087
Unrealized gain (loss) on derivatives	(1,097)	11,660
Change in employees plan assets and benefit obligations	(8)	43

Comprehensive income	147,917	114,099

Comprehensive loss (income) attributable to non-controlling interest	57	(4,436)
Comprehensive income attributable to the Company	$147,974	$109,663

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
					Accumulated	Foreign
	Ordinary	Ordinary	Additional	Cumulative	other	currency			Total	Non
	shares	shares	paid-in	stock based	comprehensive	translation	Accumulated	Treasury	comprehensive	controlling
	issued	amount	capital	compensation	income	adjustments	profit	stock	income	interest	Total
BALANCE AS OF JANUARY 1, 2026	112,621	$450,905	$1,373,643	$274,319	$4,704	$(71,161)	$895,949	$(9,072)		$(14,704)	$2,904,583
Changes during the period:
Issuance of ordinary shares upon vesting of RSUs	497	2,457	(2,457)								--
Employee stock-based compensation				18,872							18,872
Comprehensive income:
Net profit							155,801		$155,801	2,383	158,184
Foreign currency translation adjustments						(6,722)			(6,722)	(2,440)	(9,162)
Unrealized loss on derivatives					(1,097)				(1,097)		(1,097)
Change in employees plan assets and benefit obligations					(8)				(8)		(8)
Comprehensive income									$147,974
BALANCE AS OF JUNE 30, 2026	113,118	$453,362	$1,371,186	$293,191	$3,599	$(77,883)	$1,051,750	$(9,072)		$(14,761)	$3,071,372
OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF JUNE 30, 2026	113,031

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended June 30,
	2026	2025
CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$158,184	$85,309

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	166,499	148,864
Other expense, net	7,237	4,117

Changes in assets and liabilities, net:

Trade accounts receivable	19,186	(1,382)
Other current assets	16,797	620
Inventories	9,857	(11,873)
Other long term assets	8,978	63
Trade accounts payable	(2,990)	(2,959)
Deferred revenue	11,311	1,179
Employee related liabilities and other current liabilities	2,229	9,298
Long-term employee related liabilities	3,722	607
Other long-term liabilities	3,342	(4,414)
Increase (decrease) in customers' advances, net	282,582	(12,908)

Net cash provided by operating activities	686,934 (1)	216,521

(1) Includes an increase of $282,582 in customers' advances, net.

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(342,953)	(222,093)
Deposits and other investments, net	(330,000)	16,470

Net cash used in investing activities	(672,953)	(205,623)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from loans	--	13,808
Loans repayment	--	(19,819)
Principal payments on account of capital lease obligation	(15,693)	(15,759)

Net cash used in financing activities	(15,693)	(21,770)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(2,469)	4,271

DECREASE IN CASH AND CASH EQUIVALENTS	(4,181)	(6,601)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	235,369	271,894
CASH AND CASH EQUIVALENTS - END OF PERIOD	$231,188	$265,293

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended June 30,
	2026	2025
NON-CASH ACTIVITIES:
Investments in property and equipment	$51,111	$38,518

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received from interest, net during the period	$20,170	$12,365
Cash paid for income tax, net during the period	$8,603	$8,461

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2026
(dollars in thousands, except per share data)

NOTE 1     -     GENERAL

Basis for Presentation

The unaudited condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower” or the “Company”) as of June 30, 2026 and for the three and six months ended June 30, 2026 and June 30, 2025 include the financial statements of Tower and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., an independent semiconductor foundry, and its wholly-owned subsidiary Newport Fab LLC (Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc. and Newport Fab LLC, collectively referred to herein as “TSNB”); and (2) Tower Semiconductor San Antonio, Inc. (“TSSA”); (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which operates two semiconductor facilities located in Tonami and Uozu in Hokuriku Japan), with the other 49% of TPSCo’s shares held by Nuvoton Technology Corporation Japan (“NTCJ”); and (iii) its wholly-owned subsidiary, Tower Semiconductor Italy S.r.l. (“TSIT”), incorporated in 2021 following the collaborative arrangement signed in 2021 with ST Microelectronics S.r.l (“ST”) with regards to ST’s 300 mm facility in Agrate, Italy.

The Company’s unaudited condensed interim consolidated financial statements are presented after elimination of inter-company transactions and balances and are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The unaudited condensed interim consolidated financial statements of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2025 and for the year then ended, including the notes thereto.

In the opinion of the Company's management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for a fair presentation of the Company’s financial position as of the dates presented and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2026
(dollars in thousands, except per share data)

NOTE 2     -     INVENTORY

Inventories consist of the following as of June 30, 2026 and December 31, 2025:

Details	June 30, 2026	December 31, 2025
Raw materials	$76,443	$105,301
Work in process	154,876	144,373
Finished goods	13,037	7,181
	$244,356	$256,855

NOTE 3     -     RECENT DEVELOPMENTS

On March 25, 2026, the Company and NTCJ entered into a framework agreement to implement a strategic restructuring of TPSCo’s business operations, under which Tower will acquire full ownership and operational control of the Uozu fab while the Tonami fab will remain within TPSCo, which will become a wholly owned subsidiary of NTCJ, for consideration of a $25,000 payment by NTCJ to Tower to be made on the closing date.  The transaction is expected to close on April 1, 2027, subject to the satisfaction of customary closing conditions and receipt of applicable regulatory approvals. Under the new structure, Tower’s new wholly owned subsidiary in Japan (“TSJPN”) will own all Fab 7 (300mm) manufacturing production tools, and manage all Fab 7 operations, employees and business activities.

In March 2026, GlobalFoundries Inc. filed three lawsuits against the Company in the U.S. International Trade Commission (ITC) and the United States District Court for the Western District of Texas alleging infringement of certain of its patents.  Thereafter, an additional lawsuit has been filed by GlobalFoundries in China with respect to alleged infringement of a Chinese patent which is a counterpart of one of the patents in the ITC case.  The Company disputes these claims.

In July 2026, the Company announced its intention to expand its 300mm Silicon Photonics (SiPho) and Silicon Germanium (SiGe) capacity and capabilities in Japan with the support of the Government of Japan through cash grants that are expected to be received from its Ministry of Economy, Trade and Industry (METI). The plan consists of repurposing the Arai facility, formerly Fab 6 (a 200mm fab that ceased its operations in 2022), for 300mm Silicon Photonics manufacturing, maximizing the existing Fab 7 300mm output in Uozu, and a planned additional 300mm manufacturing facility that may be built adjacent to Fab 7, following signing and closing of related agreements with contractors and other service and equipment providers, obtaining necessary permits, finalizing METI grants terms and covenants thereto and other consents that may be required.